Cadbury plc (the “Company”)

Announcement of transactions in ordinary shares of 10p each by a Person Discharging Managerial
Responsibility (“PDMR”):

The Company was notified on 29 June 2009 that, on 29 June 2009, Marcos Grasso (a PDMR) disposed of 5,984 ordinary shares in the capital of the Company at a price of £5.225 per share following the vesting of shares under the Company’s International Share Award Plan.

This announcement is made following notification under Disclosure and Transparency Rule 3.1.4.

The transaction was carried out in London.

Contact:
J M Mills
Director of Group Secretariat
Tel: 01895 615176

30 June 2009